Exhibit 14.1

DISCOVER FINANCIAL SERVICES

CODE OF ETHICS AND BUSINESS CONDUCT

This Code of Ethics and Business Conduct sets forth principles that you must follow in your activities as a director, officer, or employee of Discover Financial Services. It also covers your obligations to Discover Financial Services should you leave the Company. It should be read together with other applicable Company policies and procedures, including the officer and employee Code of Conduct.

The Code of Ethics does not cover every legal or ethical issue that you may face at the Company. Indeed, no code can attempt to anticipate the myriad issues that arise in any business. However, by following this Code and other Company policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all by applying sound judgment to your activities, you can demonstrate your commitment to the Company’s values.

PRINCIPLES OF THE CODE

FOLLOW BOTH THE LETTER AND THE SPIRIT OF THE LAW AND

DISCOVER FINANCIAL SERVICES POLICIES

Discover Financial Services is subject to numerous laws and regulations in a variety of domestic and international jurisdictions. It is your responsibility to understand the laws applicable to your responsibilities and to comply with both the letter and the spirit of these laws. This requires that you avoid not only actual misconduct but also the appearance of impropriety. Assume that any action you take ultimately could be publicized, and consider how you and the Company would be perceived. When in doubt, stop and reflect. Ask questions. If you are unclear about the application of the law to your responsibilities, or if you are unsure about the legality or integrity of a particular course of action, you must seek the advice of your supervisor or Law and Compliance. You will be held personally responsible for any improper or illegal acts you commit during your employment at or service to the Company.

ACT IN THE BEST INTERESTS OF CUSTOMERS, THE COMPANY, AND THE PUBLIC

The Company seeks to outperform its competition fairly and honestly through superior performance. Every director, officer, and employee must protect the Company’s reputation by dealing fairly with customers, the public, competitors, suppliers, and one another. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, or misrepresentation of facts.

Identifying, Managing, and Reporting Conflicts

Potential Business Conflicts

Conflicts of interest may arise as a consequence of the Company’s interests and its relationships with multiple customers, counterparties, and suppliers. Conflicts, for example, can occur between different customers and between customers and the Company itself.

Officers and employees are responsible for:

•	identifying and managing conflicts in accordance with regulatory requirements and Company policies; and

•	escalating any conflicts or potential conflicts to their supervisor or other designated person, as appropriate.

Managers who identify conflicts of interest in the business or to whom conflicts are raised by employees should manage those conflicts in accordance with Company policies and the normal procedures of their business unit or department, whenever possible. There may be occasions, however, when a conflict is not addressed by existing Company policies or is potentially significant with respect to not only the manager’s individual business area, but also the Company as a whole. In those situations, the conflict should be referred to the senior management of the business unit or in accordance with the escalation procedures set forth in the Code of Conduct.

Personal Conflicts

Your day-to-day responsibilities may expose you to situations that potentially raise personal conflicts of interest. A conflict of interest may arise, for example, if you or a family or household member has an economic or personal interest that differs from (or that appears to differ from) the Company, its customers, or its shareholders.

Avoid any investment, activity, interest, or relationship outside the Company that could impair your judgment or interfere with (or give the appearance of interfering with) your responsibilities on behalf of the Company, its customers, or its shareholders. Business opportunities that arise because of your position with the Company or by using corporate property or information belong to the Company.

While it is not possible to describe every situation in which a potential conflict of interest may arise, the following are examples of situations that may raise a conflict of interest:

•	Accepting special favors as a result of your position with the Company from any person or organization with which the Company has a current or potential business relationship.

•	Competing with the Company for the purchase or sale of property, services, or other interests.

•	Acquiring an interest in a transaction involving the Company, a client, counterparty, or supplier (not including routine investments in publicly traded companies or mutual funds).

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Receiving a personal loan or guarantee of an obligation as a result of your position with the Company, or granting personal loans or giving gifts to other directors, officers, or employees that could make or might be perceived as making the recipient beholden to you (over and above repayment of the loan).

•	Working for a competitor, customer, or supplier or otherwise competing with the Company while a director, officer or employee of the Company.

•	Directing business to a supplier owned or managed by, or that employs, a relative or friend.

Officers and employees must promptly report to their supervisor or Law and Compliance any investment, activity, interest, or relationship (including those involving family and household members) that reasonably could be expected to give rise to a conflict of interest. Involvement in certain outside activities also may require the prior approval of the Company. Officers and employees should consult Law and Compliance for specific reporting and approval procedures.

Members of the Board of Directors should also disclose any actual or potential conflicts of interest to the Chairman of the Board and the Chief Legal Officer, who shall determine the appropriate resolution. All directors must recuse themselves from any Board discussion or decision affecting their personal, business, or professional interests.

Gifts and Entertainment

Gifts and entertainment may create an inappropriate obligation or expectation on the part of the recipient or provider. The Company’s Code of Conduct and related policies set forth the conditions under which officers, employees, and their family or household members may accept or give gifts or entertainment.

Giving gifts to or entertaining employees of government and public international organizations may be limited or restricted. Many countries have adopted anti-bribery statutes that prohibit giving anything of value to government officials, government-controlled enterprises, public international organizations, and political parties and candidates, as well as their agents and employees (collectively, “government officials”), in order to secure an improper business advantage. In addition, many government agencies have their own rules governing the acceptance of gifts, travel, and entertainment. Officers and employees must seek review by Law and Compliance prior to giving gifts or anything else of value to government officials, unless already permitted under written guidance issued by Law and Compliance.

Political Contributions

Generally, the Company does not make corporate contributions to political parties or candidates for public office or other political entities organized under 26 U.S.C. Section 527. The Company’s Code of Conduct and related policies set forth the conditions under which political contributions may be made.

ADVANCE AND PROTECT THE COMPANY’S INTERESTS

Confidential Information

Confidential information generated and gathered in the course of our business is a valuable asset. Protecting this information is critical to the Company’s reputation for integrity and its relationship with its clients, and ensures compliance with regulations governing the financial services industry. All confidential information, regardless of its form or format, must be protected from the time of its creation or receipt until its authorized disposal.

Confidential information is information (including proprietary information) that you learn, create, or develop in the course of your employment with, or service as a director of, the Company. It includes information that is not generally known to the public about the Company, its affiliates, its employees, its customers, or other parties with whom the Company and its affiliates have a relationship and who have an expectation of confidentiality.

You must comply with the Company’s policies on confidential information. Unauthorized access, use, or distribution of confidential information violates Company policy and could be illegal. Your obligation to protect the confidential information continues even after you leave the Company, and you must return all such information in your possession or control upon your departure.

Company Systems and Assets

Company policies regulate use of the Company’s systems, including telephones, computer networks, e-mail, instant messaging, and remote access capabilities. Generally, you should only use the Company’s systems and property for Company business. Do not access systems or locations that are not reasonably related to your responsibilities with the Company, and report any suspected misuse or theft of Company assets. Under no circumstances should you use the Company’s systems to send or store unlawful, discriminatory, harassing, defamatory, or other inappropriate materials.

PREVENT THE MISUSE OF INSIDE INFORMATION

You may never, under any circumstances, trade, encourage others to trade, or recommend securities or other financial instruments based on (and in some circumstances, while in the possession of) inside information.

Inside information is all non-public information about the Company or its customers or counterparties that may have a significant impact on the price of a security or other financial instrument, or that a reasonable investor would be likely to consider important in making an investment decision. The determination of whether non-public information is “inside information” in some circumstances may be complex. Consult with Law and Compliance if you are uncertain whether particular information is inside information.

The misuse of inside information may result in disciplinary action by the Company, up to and including termination of your employment or service, and civil and criminal penalties.

In order to prevent the misuse of inside information and to avoid both real and perceived conflicts of interest, the Company has established policies and procedures governing personal trading of Discover Financial Services securities by directors, officers, and employees, which may differ depending upon your position at Discover Financial Services. You are required to familiarize yourself and comply with these policies and procedures, as they exist today and any future amendments thereto. If you have any questions about your ability to buy or sell securities, you should contact Law and Compliance.

BE HONEST AND FAIR IN YOUR COMMUNICATIONS WITH THE PUBLIC

The Company has a responsibility under the law to provide accurate and complete disclosure to the investing public, and to the extent that you are involved in the preparation of materials for dissemination to the public, you must ensure that the information is accurate and complete in all material respects. In particular, the Company’s senior financial officers, executive officers and directors must endeavor to promote accurate, complete, fair, timely and understandable disclosure in the Company’s public communications, including documents that the Company files with or submits to the United States Securities and Exchange Commission and other regulators.

Officers and employees must consult their business unit or department for standards that apply to oral and written communications with the public, as well as the circumstances under which communications must be reviewed by supervisors and others. If you become aware of a materially inaccurate or misleading statement in a public communication, you must promptly report it in accordance with the procedures outlined in the Reporting Misconduct section of this Code.

MAINTAIN ACCURATE BOOKS AND RECORDS

The Company is required to maintain accurate and complete books and records. Every business transaction undertaken by the Company must be recorded on its books accurately and in a timely manner. You must be candid and accurate when providing information for these documents and never make false or misleading entries. In particular, senior financial officers must endeavor to ensure that financial information included in the Company’s books and records is correct and complete in all material respects.

TREAT OTHERS WITH DIGNITY AND RESPECT

The Company is committed to a work environment in which all individuals are treated with dignity and respect. It is the policy of the Company to ensure equal employment opportunity without discrimination or harassment on the basis of race, color, religion, age, gender, sexual orientation, national origin, citizenship, disability, marital and civil partnership status, pregnancy (including unlawful discrimination on the basis of a legally protected pregnancy/maternity leave), veteran status, or any other characteristic protected by law. The Company expects that all relationships among persons in the workplace will be business-like and free of bias, harassment, or violence.

Misconduct, including discrimination, harassment, retaliation or other forms of unprofessional behavior will not be tolerated. Such behavior, even if not unlawful, will subject you to disciplinary action by the Company, up to and including termination of your employment or service. In addition, conduct that is unlawful may subject you to civil and criminal penalties.

Officers and employees are required to comply with all applicable Human Resource policies, as they exist today and any future amendments thereto, and all procedures regarding the reporting of discrimination or harassment.

PROMOTE A SAFE AND HEALTHY WORKING ENVIRONMENT

The Company is committed to conducting its business in compliance with all applicable environmental and workplace health and safety laws and regulations. The Company strives to provide a safe and healthy work environment for employees and to avoid adverse impact and injury to the environment and communities in which it conducts its business. Achieving this goal is the responsibility of all directors, officers, and employees.

ENFORCEMENT AND ADMINISTRATION OF THE CODE OF ETHICS

Reporting Misconduct

The Company’s reputation for integrity depends upon you. You are the Company’s first line of defense against civil or criminal liability and unethical business practices. If you believe you may have violated the law or Company policies, you must promptly notify your supervisor or Law and Compliance. In addition, if you observe or become aware of any illegal, unethical, or otherwise improper conduct relating to the Company, or conduct that could have an impact on the Company’s reputation—whether by an employee, supervisor, customer, consultant, supplier, or other third party—you must promptly discuss your concerns with your supervisor or Law and Compliance.

If the discussion does not resolve the concern or if you would prefer to report the concern through other channels, you should follow the procedures set forth in the Discover Financial Services Code of Conduct. In particular, you may call the Integrity Hotline telephone number to report concerns about matters, including accounting issues, that do not involve your employment relationship with the Company or discrimination or harassment (for those issues, please refer to the applicable Human Resource policy.) Concerns may be reported confidentially and anonymously.

If your concerns relate to the conduct of the Chief Executive Officer, any other senior executive or financial officer, or a member of the Board of Directors, you also may report your concerns to the Chief Legal Officer or the Director of Internal Audit. As appropriate, they will notify the Board of Directors of the allegations. Concerns involving the Chief Legal Officer or the Director of Internal Audit should be reported to the Board of Directors.

If you are a supervisor, you have an additional responsibility to take appropriate steps, in consultation with Law and Compliance, to stop any misconduct that you are aware of and to prevent its recurrence. Supervisors who do not take appropriate action may be held responsible for failure to supervise properly.

Non-Retaliation Commitment

Discover Financial Services prohibits retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all without fear of retribution is vital to the continued success of the Company.

Consequences of Violating the Code of Ethics

If you are an officer or employee, this Code, including any future amendments, forms part of the terms and conditions of your employment at the Company. The Code of Ethics is not a contract guaranteeing you employment for a specific duration or entitling you to any special privileges or benefits.

Directors, officers, and employees are expected to cooperate in internal investigations of allegations of violations of the Code of Ethics and other Company policies. Actual violations may subject you to the full range of disciplinary sanctions available to the Company. The Company also may report activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines and imprisonment.

Waivers and Amendments

Any waivers of the provisions of this Code of Ethics for directors or executive officers may be granted only in exceptional circumstances by the Board of Directors, or an authorized committee thereof, and will be promptly disclosed to the Company’s shareholders.

Amendments to this Code also must be approved by the Board of Directors. It is your responsibility to be familiar with the Code of Ethics as it may be revised from time to time.

YOUR PERSONAL COMMITMENT

A truly great, visionary company continuously lives and defends its values. Only by doing so can the Company realize the potential of its constituent parts and the talents of its people.

To reaffirm their commitment, Discover Financial Services requires that directors acknowledge this Code of Ethics and Business Conduct, and that officers and employees acknowledge the Company’s Code of Conduct, which is summarized in this Code of Ethics.

May 2007